Exhibit 99.2

NOTICE OF

- and -

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF

COMMON SHAREHOLDERS OF

MINERA ANDES INC.

DATED MAY 10, 2007

THIS NOTICE AND MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF MINERA ANDES INC. OF PROXIES TO BE VOTED AT THE ANNUAL GENERAL AND SPECIAL MEETING OF ALL COMMON SHAREHOLDERS

TO BE HELD AT:

MINERA ANDES INC.

111 East Magnesium Road

Suite A

Spokane, Washington 99208

Thursday, June 28, 2007

Minera Andes Inc. Meeting: 10:00 a.m. (Pacific Time)

Table of Contents

SOLICITATION OF PROXIES	3

APPOINTMENT AND REVOCATION OF PROXIES	4

ADVICE TO BENEFICIAL SHAREHOLDERS	4

VOTING OF PROXIES	5

VOTING SHARES AND SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	6

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS	7

A. COMPENSATION OF DIRECTORS	7
B. COMPENSATION OF OFFICERS	9
C. STOCK OPTION PLAN	12
D. OTHER COMPENSATION	19
E. CORPORATE GOVERNANCE	20

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	23

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	23

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	23

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS	25

A. AUDIT FEES	26
B. AUDIT RELATED FEES	26
C. TAX FEES	26
D. ALL OTHER FEES	26
E. AUDIT COMMITTEE APPROVAL OF NON-AUDIT SERVICES	26

PARTICULARS OF MATTERS TO BE ACTED UPON	27

A. REPORT TO SHAREHOLDERS	27
B. NUMBER OF DIRECTORS	27
C. ELECTION OF DIRECTORS	27
D. APPOINTMENT OF AUDITOR	30
E. AMENDMENTS TO STOCK OPTION PLAN	30

GENERAL	32

ANNUAL REPORT	32

OTHER BUSINESS	33

ADDITIONAL INFORMATION	33

SCHEDULE “A”	35

SCHEDULE “B”	40

MINERA ANDES INC.

111 East Magnesium Road, Suite A

Spokane, Washington

USA        99208

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS

June 28, 2007

ALL AMOUNTS OF MONEY WHICH ARE REFERRED TO IN THIS MANAGEMENT INFORMATION CIRCULAR ARE EXPRESSED IN LAWFUL MONEY OF THE UNITED STATES UNLESS OTHERWISE SPECIFIED.

NOTE: Shareholders who do not hold their common shares in their own name, as registered shareholders, should read “Advice to Beneficial Shareholders” within for an explanation of their rights.

The information provided herein is as of May 10, 2007 unless otherwise stated (the “Effective Date”).

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR IS PROVIDED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF MINERA ANDES INC. (the “Corporation”) of proxies for the annual general and special meeting of the shareholders of the Corporation (the “Meeting”) to be held on Thursday, June 28, 2007, at 10:00 a.m. (Pacific time) at the offices of Minera Andes Inc., 111 East Magnesium Road, Suite A, Spokane, Washington, 99208 or at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting. The Management Information Circular will be mailed on or about June 5, 2007.

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, telegraph or personal interview by regular employees of the Corporation, at a nominal cost. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the common shares held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed Instrument of Proxy, Allen V. Ambrose, Director, President and Chairman, of Spokane, Washington and William V. Schara, Chief Financial Officer, of Spokane, Washington, have been selected by the directors of the Corporation and have indicated their willingness to represent as proxy the shareholder who appoints them. A SHAREHOLDER HAS THE RIGHT TO DESIGNATE A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN ALLEN V. AMBROSE OR WILLIAM V. SCHARA, BEING THE MANAGEMENT DESIGNEES, TO REPRESENT HIM OR HER AT THE MEETING. Such right may be exercised by inserting in the space provided for that purpose on the Instrument of Proxy the name of the person to be designated and deleting therefrom the names of the management designees, or by completing another proper form of proxy. Such shareholder should notify the nominee of the appointment, obtain a consent to act as proxy and should provide instructions on how the shareholder’s common shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached, where an attorney executed the proxy form.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and delivered to Computershare Trust Company of Canada, c\o Computershare Investor Services, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, at least forty-eight (48) hours prior to the Meeting or any adjournment thereof. Late proxies may be accepted or rejected at any time prior to the commencement time of the Meeting by the Chairman of the Meeting in his discretion and the Chairman is under no obligation to accept or reject any particular late proxy.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof. In addition, a proxy may be revoked by the shareholder delivering to the Corporation a later dated proxy or by personally attending at the Meeting and voting his common shares.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders of the Corporation as a substantial number of shareholders do not hold their common shares of the Corporation in their own names. Shareholders of the Corporation who do not hold their common shares in their own names (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those shares will not be registered in the shareholder’s name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common shares of the Corporation held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. formerly ADP Investor Communication (“Broadridge”). Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the meeting. A Beneficial Shareholder receiving a proxy with an Broadridge sticker on it cannot use that proxy to vote common shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to have their common shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares of the Corporation registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote such common shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

All references to shareholders in this Management Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise. Where documents are stated to be available for review or inspection, such items will be shown upon request to registered shareholders who produce proof of their identity.

VOTING OF PROXIES

The persons named in the enclosed Instrument of Proxy are directors and/or officers of the Corporation who have indicated their willingness to represent as proxy the shareholder who appoints them. Each shareholder may instruct his Proxy how to vote his common shares by completing the blanks on the Instrument of Proxy.

All common shares represented at the meeting by properly executed proxies will be voted (including the voting on any ballot), and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the common shares represented by the proxy will be voted in accordance with such specification. IN THE ABSENCE OF ANY SUCH SPECIFICATION, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, WILL VOTE IN FAVOUR OF THE MATTERS SET OUT THEREIN.

The enclosed instrument of proxy confers discretionary authority upon the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the notice of meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of the management of the Corporation.

VOTING SHARES AND SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT

The authorized share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares (non-voting). As of the Effective Date of this Management Information Circular, the issued and outstanding share capital of the Corporation consists of 165,951,131 common shares. To date, no preferred shares have been issued.

The Corporation will prepare a list of shareholders of record at the close of business on May 18, 2007 (the “Record Date”). A holder of common shares named on that list will be entitled to vote such common shares at the Meeting on the basis of one vote for each common share held except to the extent that, (i) the holder transfers his or her common shares after the close of business on the Record Date, and (ii) such transferee produces properly endorsed common share certificates to the Secretary or Transfer Agent of the Corporation or otherwise establishes his or her ownership of the common shares, at least ten (10) days prior to the Meeting, in which case the transferee may vote those common shares at the Meeting.

The By-laws of the Corporation provide that holders present not being less than two (2) in number and holding or representing not less than ten (10%) percent of the issued common shares of the Corporation, shall constitute a quorum for the meeting in respect of holders of common shares.

The following table sets forth certain information regarding the beneficial ownership, as of May 10, 2007 of the common shares by (i) each person known by the Corporation to own beneficially more than 10% of the common shares, (ii) each director of the Corporation, (iii) each officer of the Corporation and (iv) all directors and executive officers as a group. Except as otherwise noted, the Corporation believes the persons listed below have sole investment and voting power with respect to the common shares owned by them.

NAME AND PLACE OF RESIDENCE	COMMON SHARES BENEFICIALLY OWNED (1)		PERCENTAGE OF COMMON SHARES (1)
Officers & Directors
Allen V. Ambrose Spokane, Washington	3,242,200	(2)	1.92%
John (Jack) Johnson Crabb Madeira Park, British Columbia	510,000	(3)	<1%
Gary A. Craig Spokane, Washington	540,000	(4)	<1%
A.D. (Darryl) Drummond Vancouver, British Columbia	460,000	(5)	<1%
Brian Gavin Spokane, Washington	1,960,000	(6)	1.17%
Bonnie L. Kuhn Calgary, Alberta	482,500	(7)	<1%

NAME AND PLACE OF RESIDENCE	COMMON SHARES BENEFICIALLY OWNED (1)		PERCENTAGE OF COMMON SHARES (1)
Allan J. Marter Littleton, Colorado	275,000	(8)	<1%
William V. Schara Spokane, Washington 99208	700,000	(9)	<1%
10% or Greater Shareholders
Robert McEwen Toronto, Ontario	46,057,143	(10)	27.75%
All directors and executive officers as a group (8 persons)	8,169,700	(11)	4.71%

Notes:

1)	Shares which the person or group has the right to acquire within 60 days after May 10, 2007 are deemed to be outstanding in determining the beneficial ownership of the person or group and in calculating the percentage ownership of the person or group, but are not deemed to be outstanding as to any other person or group. Percentage ownership has been calculated based on a total of 165,951,131 shares outstanding.

2)	Includes stock options entitling the holder to acquire 160,000 shares upon payment of Cdn$0.40, 150,000 shares upon payment of Cdn$0.31, 360,000 shares upon payment of Cdn$0.59, 370,000 shares upon payment of Cdn$0.55, 575,000 shares upon payment of Cdn$0.60, and 1,410,000 shares upon payment of Cdn$1.51.

3)	Includes stock options entitling the holder to acquire 40,000 shares upon payment of Cdn$0.31, 75,000 shares upon payment of Cdn$0.59, 40,000 shares upon payment of Cdn$0.55, 75,000 shares upon payment of Cdn$0.60, and 250,000 shares upon payment of Cdn$1.51.

4)	Includes stock options entitling the holder to acquire 60,000 shares upon payment of Cdn$0.40, 40,000 shares upon payment of Cdn$0.31, 75,000 shares upon payment of Cdn$0.59, 40,000 shares upon payment of Cdn$0.55, 75,000 shares upon payment of Cdn$0.60, and 250,000 shares upon payment of Cdn$1.51.

5)	Includes stock options entitling the holder to acquire 250,000 shares upon payment of Cdn$1.51.

6)	Includes stock options entitling the holder to acquire 80,000 shares upon payment of Cdn$0.40, 150,000 shares upon payment of Cdn$0.31, 360,000 shares upon payment of Cdn$0.59, 370,000 shares upon payment of Cdn$0.55, 400,000 shares upon payment of Cdn$0.60, and 550,000 shares upon payment of Cdn$1.51.

7)	Includes stock options entitling the holder to acquire 80,000 shares upon payment of Cdn$0.55, 100,000 shares upon payment of Cdn$0.60, and 300,000 shares upon payment of Cdn$1.51.

8)	Includes stock options entitling the holder to acquire 250,000 shares upon payment of Cdn$1.51.

9)	Includes stock options entitling the holder to acquire 50,000 shares upon payment of Cdn$0.61 per share, 200,000 shares upon payment of Cdn$0.60, and 450,000 shares upon payment of Cdn$1.51.

10)	Robert McEwen beneficially owns 27.75% of our shares.

11)	Includes stock options to acquire 300,000 shares upon payment of Cdn$0.40, 380,000 shares upon payment of Cdn$0.31, 870,000 shares upon payment of Cdn$0.59, 900,000 shares upon payment of Cdn$0.55, 50,000 shares upon payment of Cdn$0.61, 1,425,000 shares upon payment of Cdn$0.60, and 3,710,000 shares upon payment of Cdn$1.51.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

A. Compensation of Directors

The Corporation has six directors. Effective December 20, 2006, the Corporation instituted a director’s fee to be paid to non-executive directors of the Corporation of Cdn$10,000 per annum; after 2006 the director’s fee will be paid in equal quarterly installments. The directors are also reimbursed for expenses incurred in attending any directors meetings. In addition, the Corporation instituted a yearly fee of Cdn$5,000, paid in equal quarterly installments, to be paid to the Chairman of each of the Corporation’s committees. A fee of Cdn$5,000 was paid to the Chairman of the audit committee for the fiscal period ended December 31, 2006.

One (1) of the directors was, at December 31, 2006, an executive officer of the Corporation. Executive officers of the Corporation who also act as directors do not receive any additional compensation for services rendered in their capacity as directors other than as paid by the Corporation to such executive officers in their capacity as executive officers. See “Compensation of Officers”. The Corporation does carry liability insurance for its directors.

During the fiscal year ended December 31, 2006, 2,710,000 stock options were granted to directors of the Corporation.

B.	Compensation of Officers

For the purposes of this Management Information Circular:

(a) “CEO” of the Corporation means each individual who served as Chief Executive Officer of the Corporation or acted in a similar capacity during the most recently completed financial year, in this case the President;

(b) “CFO” of the Corporation means each individual who served as Chief Financial Officer of the Corporation or acted in a similar capacity during the most recently completed financial year;

(c) “executive officer” of the Corporation means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Corporation or any of its subsidiaries who performed a policy-making function in respect of the Corporation, or any other individual who performed a policy-making function in respect of the Corporation; and

(d)	“Named Executive Officers” means:

(i) each CEO;

(ii) each CFO;

(iii) each of the Corporation’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded Cdn$150,000; and

(iv) any additional individuals who would have been included under paragraph (c) were it not for the fact that the individual was not serving as an officer at the end of the most recently completed financial year.

1.	Cash

During the fiscal period ended December 31, 2006, the Corporation employed three (3) executive officers, Allen V. Ambrose, President and Chairman (became Chairman on December 20, 2006), Brian Gavin, Vice President, Exploration, and William V. Schara, Chief Financial Officer, all of whom continue to be employed. William V. Schara was appointed Chief Financial Officer on April 13, 2005. Effective October 1, 2006 Mr. Gavin began working on a half-time basis for the Corporation and his compensation has been reduced accordingly. The aggregate cash compensation (including salaries, directors’ fees, commissions, bonuses paid for services rendered, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned) paid to such executive officers and corporations controlled by them, by the Corporation and its subsidiaries for services rendered during the fiscal period ended December 31, 2006, was $345,130. Other than as herein set forth, the Corporation did not pay any additional compensation to its executive officers (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full-time employees).

The following table sets forth total compensation paid by the Corporation and its subsidiaries, as the case may be, for that portion of the last three fiscal years in which the above were in existence in respect of the President, Chief Financial Officer, and those officers whose compensation in the last fiscal year was Cdn$150,000 or more (the “Named Executive Officers”); in this case Allen V. Ambrose, President, and William V. Schara, Chief Financial Officer.

STATEMENT OF EXECUTIVE COMPENSATION

		ANNUAL COMPENSATION					LONG-TERM COMPENSATION
							AWARDS PAYOUTS
NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)		PERFORMANCE RIGHT ($) (BONUS)	OTHER ANNUAL COMPEN- SATION ($)		SECURITIES GRANTED UNDER OPTION /SARS (1) GRANTED #		RESTRICTED SHARES OR RESTRICTED SHARE- UNITS	LTIP (2) PAYOUTS ($)	ALL OTHER COMPEN- SATION ($)
Allen V. Ambrose President, Chairman and Director	January 1, 2004 – December 31, 2004	109,236		Nil	15,085	(3)	370,000	(4)	Nil	Nil	Nil
	January 1, 2005 – December 31, 2005	109,236		Nil	16,137	(5)	575,000	(8)	Nil	Nil	Nil
	January 1, 2006 – December 31, 2006	109,236		Nil	17,634	(10)	1,410,000	(12)	Nil	Nil	Nil
William V. Schara, Chief Financial Officer (from April 2005 to present)	January 1, 2005 – December 31, 2005	98,600	(6)	Nil	8,883	(7)	200,000	(9)	Nil	Nil	Nil
	January 1, 2006 – December 31, 2006	100,800		Nil	16,288	(11)	450,000	(13)	Nil	Nil	Nil

Notes:

(1)	“SARS” or “stock appreciation right” means a right granted by the Corporation, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Corporation.

(2)	LTIP “ or “long term incentive plan” means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3)	During the 2004 fiscal year, the following benefits were provided to Mr. Ambrose:

401 K Match	$4,369
Medical Insurance	$10,716

(4)	Includes stock options granted on September 10, 2004 entitling the holder to acquire 370,000 common shares at an exercise price of Cdn$0.55.

(5)	During the 2005 fiscal year, the following benefits were provided to Mr. Ambrose:

401 K Match	$4,369
Medical Insurance	$11,768

(6)	Mr. Schara became CFO of Minera Andes in April 2005 and previously worked as a consultant for Minera Andes from December 2004 to March 2005.

(7)	During the 2005 fiscal year, the following benefits were provided to Mr. Schara:

Medical Insurance	$8,883

(8)	Includes stock options granted on December 28, 2005 entitling the holder to acquire 575,000 common shares at an exercise price of Cdn$0.60.

(9)	Includes stock options granted on December 28, 2005 entitling the holder to acquire 200,000 common shares at an exercise price of Cdn$0.60.

(10)	During the 2006 fiscal year, the following benefits were provided to Mr. Ambrose:

401 K Match	$4,369
Medical Insurance	$13,264

(11)	During the 2006 fiscal year, the following benefits were provided to Mr. Schara:

401 K Match	$3,024
Medical Insurance	$13,264

(12)	Includes stock options granted on December 27, 2006 entitling the holder to acquire 1,410,000 common shares at an exercise price of Cdn$1.51.

(13)	Includes stock options granted on December 27, 2006 entitling the holder to acquire 450,000 common shares at an exercise price of Cdn$1.51.

2.	Stock Options

The Named Executive Officers of the Corporation were granted the following stock options during the fiscal period ended December 31, 2006.

OPTION GRANTS IN LAST FISCAL YEAR

INDIVIDUAL GRANTS

Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Market Price at Date of Grant (Cdn$)	Exercise or Base Price (Cdn$/Sh)	Expiration Date
Allen Ambrose President	1,410,000	24.2%	$1.52	$1.51	December 27, 2011
William Schara, Chief Financial Officer	450,000	7.7%	$1.52	$1.51	December 27, 2011

Notes:

(1)	All options are granted with an exercise price equal to the market price of the common shares on the last trading day immediately before the date of the grant. All options vest immediately.

The following table sets forth details of the fiscal year-end value of unexercised options on an aggregated basis held by the Named Executive Officers for the fiscal year ended December 31, 2006:

AGGREGATED OPTION EXERCISES AND VALUES FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

NAME	SECURITIES ACQUIRED ON EXERCISE (#)	AGGREGATE VALUE REALIZED ($)	UNEXERCISED OPTIONS AT MOST RECENT YEAR END (#) EXERCISABLE /UNEXERCISABLE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS AT MOST RECENT YEAR END(1)(2) ($) EXERCISABLE /UNEXERCISABLE
Allen V. Ambrose, President	0	0	3,025,000/Nil	$1,370,815/0
William Schara, Chief Financial Officer	0	0	700,000/Nil	$200,795/0

Notes:

(1)	Value of unexercised in-the-money options calculated using the closing price of common shares on the TSX Venture Exchange (“TSXV”) on December 31, 2006, less the exercise price of in-the-money stock options.

(2)	The last day the common shares traded in 2006, the closing price of the common shares on the TSXV was Cdn $1.52. There were 3,025,000 stock options for Allen Ambrose, and 700,000 for William Schara that were in the money as of December 31, 2006. The exercise price of these options was less than the closing price on December 31, 2006.

(3)	The currency exchange rate applied in calculating the aggregate value realized and the value of unexercised in-the-money options was the Bank of Canada noon rate of exchange on December 31, 2006 for conversion of United States dollars into Canadian dollars was U.S.$1.00 = Cdn$1.1653 or Cdn$1.00 = U.S.$0.86.

3.	Long-term Incentive Plans

The Corporation has not had and does not currently have any long term incentive plans, other than stock options to be granted from time to time by the Board of Directors under the provisions of the Corporation’s stock option plan. See “Stock Option Plan”.

4.	Stock Appreciation Rights and Restricted Shares

No stock appreciation rights or restricted shares were granted by the Corporation to the Named Executive Officers of the Corporation during the fiscal periods ended December 31, 2004, December 31, 2005 or December 31, 2006. Furthermore, no stock appreciation rights were exercised.

5.	Stock Option and SAR Repricing

The Corporation did not make any downward repricing of stock options or stock appreciation rights during the fiscal period ended December 31, 2006.

6.	Pension and Retirement Plans and Payments made upon Termination of Employment

On January 1, 2004, the Corporation adopted a defined contribution benefit plan (the “Retirement Plan”) authorized under Section 401(k) of the Internal Revenue Code for all employees who are 21 years of age, have completed one year of service, and have worked a minimum of 1,000 hours annually. All employees as of January 1, 2004 were eligible to participate in the Retirement Plan. Eligible employees can contribute up to 100% of their prior year compensation. The Corporation will contribute 100% of the first 4% of the employee’s contribution. The Corporation will also make an annual discretionary contribution as determined by the Board of Directors.

7.	Employment and Management Contracts

a)	On March 10, 2003, the Corporation entered into an executive employment contract, effective January 1, 2003 as amended with Allen Ambrose for the provision of consulting services, mineral exploration company management and to serve as President and director of the Corporation. The contract provides that Mr. Ambrose will receive annual compensation of $109,000 per year plus associated benefits. The compensation shall be payable in equal installments. The agreement will continue in effect until December 31, 2003 and shall be automatically renewed annually unless terminated. In the event of termination without cause which includes on a change of control, or upon the resignation by Mr. Ambrose upon a change of control, Mr. Ambrose will be paid an amount equal to the total compensation received by Mr. Ambrose from the Corporation in the six calendar months immediately prior to the date of termination and an additional one-sixth of this amount for every year including partial years that the executive served with the Corporation. In addition, the Corporation, within 90 days of the date of termination, will be entitled to cancel any options held by Mr. Ambrose which remain unexercised on the date of expiration of the options by paying to Mr. Ambrose an amount equal to the difference between the exercise price of the options and the average closing price of the common shares on the relevant stock exchange or trading platform during the previous 30 days. Alternatively, the term of the options may be extended under mutually acceptable terms and conditions.

b)	On March 10, 2003, the Corporation entered into an executive employment contract, effective January 1, 2003 as amended with Brian Gavin for the provision of executive services in geology, mineral exploration and to serve as Vice President Exploration of the Corporation. The contract provides that Mr. Gavin will receive annual compensation of $109,000 per year plus associated benefits. The compensation shall be payable in equal installments. The agreement will continue in effect until December 31, 2003 and shall be automatically renewed annually unless terminated. In the event of termination without cause which includes on a change of control, or upon the resignation by Mr. Gavin upon a change of control, Mr. Gavin will be paid an amount equal to the total compensation received by Mr. Gavin from the Corporation in the six calendar months immediately prior to the date of termination and an additional one-sixth of this amount for every year including partial years that the executive served with the Corporation. In addition, the Corporation, within 90 days of the date of termination, will be entitled to cancel any options held by Mr. Gavin which remain unexercised on the date of expiration of the options by paying to Mr. Gavin of an amount equal to the difference between the exercise price of the options and the average closing price of the common shares on the relevant stock exchange or trading platform during the previous 30 days. Alternatively, the term of the options may be extended under mutually acceptable terms and conditions. Effective October 1, 2006 Mr. Gavin began working on a half-time basis for the Corporation and his compensation has been reduced accordingly.

C.	Stock Option Plan

The Board of Directors of the Corporation has adopted a stock option plan (the “Plan”) which was approved with amendments by the shareholders of the Corporation at the Annual and Special Meeting of Shareholders held on June 26, 1996. Subsequently at the Corporation’s Annual and Special Meeting of Shareholders held on June 26, 1998, the shareholders of the Corporation approved a further amendment increasing the total number of common shares reserved for issuance under the Plan from 2,000,000 to 3,000,000 common shares. Further at the Corporation’s Annual General and Special Meeting of Shareholders held on June 23, 2000, the shareholders of the Corporation approved a further amendment increasing the total number of common shares reserved for issuance under the Plan from 3,000,000 to 6,000,000 common shares. Further at the Corporation’s annual general and special meeting of shareholders held on September 3, 2003, the shareholders approved a further amendment increasing the percentage of common shares reserved from 10% to 20% of the Corporation’s issued and outstanding shares. Further at the Corporation’s Annual General and Special Meeting of Shareholders held on June 23, 2005, the shareholders of the Corporation approved a further amendment increasing the total number of common shares reserved for issuance under the Plan from 6,000,000 to 9,000,000 common shares. Finally at the Corporation’s Annual General and Special Meeting of the Shareholders held on June 28, 2006 the shareholders of the Corporation approved the following amendments to the Plan: a) to decrease the percentage of common shares reserved from 20% to 10% of the Corporation’s issued and outstanding shares; b) to provide for an additional 6,169,643 shares to be granted under the terms of the Plan, thereby increasing the total number of shares that may be issued under the plan from 9,000,000 to 15,169,643 shares; and c) to amend the Plan to reflect the changes made to the Plan for U.S. tax provisions on the treatment of employee options. As a result of the various amendments listed above the aggregate number of common shares to be delivered upon the exercise of all options granted under the Plan shall not exceed 10% of the Corporation’s issued and outstanding common shares from time to time, up to a maximum of 15,169,643 common shares (which is 9.12% of the issued and outstanding common shares on May 22, 2007).

The Corporation maintains the Plan for the benefit of its employees and others who provide services to the Corporation, and its subsidiaries or affiliates. The Board of Directors believes the availability of stock incentives is an important factor in the Corporation’s ability to attract and retain experienced and competent employees and to provide an incentive for them to exert their best efforts on behalf of the Corporation.

On May 22, 2007 the Board of Directors approved certain amendments to the Plan to address current trends and the adopted rules of the Toronto Stock Exchange as the Corporation is now listed on the Toronto Stock Exchange and to make some house cleaning changes. A copy of the amended Plan is attached hereto as Schedule “B”). In summary the Board of Directors approved the following amendments which:

1)	clarified that the Board of Directors of the Corporation or a committee established by the Board of Directors can administer the Plan;

2)	restricted the number of common shares which may be reserved for issuance to insiders pursuant to the exercise of options granted under the Plan, together with any other security based compensation arrangements of the Corporation to not more than 10% of the common shares issued and outstanding at the time of the grant;

3)	restricted the number of common shares which may be issued to insiders upon exercise of options granted under the Plan, together with any other security based compensation arrangements of the Corporation, within any one year period to not more than 10% of the issued and outstanding common shares;

4)	clarified that directors, officers, management, consultants and employees of the Corporation or any of its subsidiaries or affiliates are eligible to receive options under the Plan;

5)	revised the determination of the exercise price of any options granted under the Plan to be the closing price of the Corporation’s shares on the stock exchange or exchanges on which the shares of the Corporation are listed on the last trading day immediately preceding the day on which the options are granted. In addition, the provision allowing the exercise price of the options to be less any discounts permitted by the policies of any stock exchange or exchanges was removed. Finally, a provision to determine the exercise price for options for situations where the Corporation’s shares have not traded on any exchange or over-the-counter market for extended period of time was added;

6)	incorporates a mechanism for extending the term of an option to take into account a blackout period which is in effect at or near the expiry date of the option;

7)	removing the requirement that options granted to consultants in connection with specific services shall be exercised only after the completion of services and no later than 30 days following the date of completion of services. This was a TSX Venture Exchange requirement to deal with options granted to consultants providing investor relations, which is no longer required;

8)	cleaned up some inconsistencies in the Plan regarding when options expire if an optionee ceases to be a director, officer, consultant or an employee of the Corporation or any of its subsidiaries or affiliates by: i) amending the date for which an optionee who ceases to be a director, officer, consultant or an employee of the Corporation or any of its subsidiaries or affiliates for any reason other than death, from 90 days to three months in Section 11 which allowed section 17(d)(i) to be deleted as it was repetitive; ii) deleting section 17(d)(ii), as the Plan does not provide for disability and this section could therefore be confusing; and iii) deleting section 17 (d) (iii) as it repeats section 12 of the Plan and is therefore repetitive;

9)	clarified the number of options that can be granted under the Plan as Incentive Stock Options (“ISOs”) as defined in Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”);

10)	set outs the specific conditions under which the Plan may be amended (including specifying which amendments will require shareholder approval);

11)	provided that the Plan is to governed, administered and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein; and

12)	cleaned up some housekeeping items.

As of May 22, 2007, out of the total 15,169,643 shares provided for issuance under the Plan only 1,448,643 shares remain available for grant. The Board of Directors believes additional shares will be needed under the Plan to provide appropriate incentives to key employees and others. As of May 22, 2007 the issued and outstanding common shares of the Corporation is 166,300,767 and 10% of this would equal 16,630,076.

Accordingly on May 22, 2007 the Board of Directors also approved the following amendment to the Plan, subject to regulatory and shareholder approval, to provide for an additional 1,460,433 shares to be issued pursuant to the exercise of options granted under the terms of the Plan, thereby increasing the total number of shares that may be issued under the plan from 15,169,643 to 16,630,076 shares.

The Corporation has made an application to the Toronto Stock Exchange to approve the amendments to the Plan. Certain provisions of the Plan as amended on May 22, 2007 are described below. A copy of the Plan with the amendments marked is attached hereto as Schedule “B”. Certain provisions of the Plan as amended on May 22, 2007 are described below.

(a)	Description of the Plan

(i)	General

The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) or to the qualification requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, (the “Code”). Certain stock options granted under the Plan may be treated as incentive stock options as defined in Section 422 of the Code (“Incentive Stock Options”). Other stock options, including all options granted under the Plan to individuals who are not employees of the Corporation or any of its subsidiaries or affiliates are not Incentive Stock Options and are referred to in this Management Information Circular as “Nonstatutory Stock Options”.

The purpose of the Plan is to advance the interests of the Corporation or any of its subsidiaries or its affiliates by encouraging the directors, officers, employees and consultants of the Corporation and its subsidiaries and affiliates to acquire common shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and its subsidiaries and affiliates and furnishing them with additional incentive in their efforts on behalf of the Corporation and its subsidiaries and affiliates in the conduct of their affairs.

(ii)	Common Shares Reserved for Issuance Under the Plan

The common shares to be offered under the Plan consist of common shares of the Corporation’s authorized but unissued common shares. The aggregate number of common shares to be delivered upon the exercise of all options granted under the Plan shall not exceed 10% of the Corporation’s issued and outstanding common shares from time to time, up to a maximum of 16,630,076 common shares. The number and kind of common shares available for grants under the Plan is subject to adjustment by the Board of Directors or a committee established by the board of directors for that purpose (collectively the “Board of Directors”) if the outstanding common shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of securities of the Corporation through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation.

If any option granted under the Plan expires or terminates for any reason without having been exercised in full, the unpurchased common shares subject thereto will again become available for the purpose of the Plan. No fractional common shares are issued under the Plan on any such adjustment.

As of May 22, 2007 an aggregate of 17,086,000 options have been granted to the directors, officers, employees and consultants of the Corporation or its subsidiaries or its affiliates pursuant to the Corporation’s Plan of which 3,036,000 options have been exercised and 3,365,000 have been cancelled or expired. As of May 22, 2007 there are currently 10,685,000 options outstanding which is 6.42% of the issued and outstanding. As of May 22, 2007 (prior to the amendment) there are, 1,448,643 options available for grant under the Plan.

(iii)	Administration

The Plan is interpreted and administered by the Board of Directors. A majority of the Board of Directors constitutes a quorum, and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the directors.

Subject to the provisions of the Plan, the Board of Directors has authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the Board of Directors are binding and conclusive on all participants in the Plan and on their legal personal representatives and beneficiaries.

Each option granted under the Plan is to be evidenced by an agreement, signed on behalf of the Corporation and by the optionee, in a form approved by the Board of Directors.

(iv)	Participation and Types of Grants

Directors, officers, management, consultants and employees of the Corporation or any of its subsidiaries or affiliates are eligible for selection to participate in the Plan (such persons hereinafter collectively referred to as “Participants”). The Board of Directors determines to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted, and the number of common shares to be subject to each option. An individual who has been granted an option may, if the Participant is otherwise eligible, and if permitted under the policies of the stock exchange or stock exchanges on which the common shares of the Corporation are listed, be granted an additional option or options if the directors so determine. The maximum number of shares which may be reserved for issuance to insiders pursuant to the exercise of options granted (the term “insider” shall have the meaning ascribed thereto in the Securities Act (Alberta) and the Toronto Stock Exchange policies from time to time) under the Plan, together with any other security based compensation arrangements of the Corporation, shall not exceed 10% of the shares issued and outstanding at the time of the grant (on a non-diluted basis). The maximum number of shares which may be issued to insiders upon the exercise of options granted under the Plan, together with any other security based compensation arrangements of the Corporation, within any one year period shall not exceed 10% of the issued and outstanding shares. The rules of any stock exchange upon which the Corporation’s common shares are listed are applicable relative to options granted to Participants.

(v)	Exercise Price

The Board of Directors determines the exercise price of the common shares covered by each option granted under the Plan. The exercise price of options granted under the Plan may not be less than the closing price of the Corporation’s common shares on the stock exchange or stock exchanges on which the common shares of the Corporation are listed on the last trading day immediately preceding the day on which the options are granted, subject to applicable laws and regulations. If the shares of the Corporation have not traded on any exchange or over-the-counter market for an extended period of time, the exercise price of the options will be the fair market value of the shares as determined by the Board of Directors.

(vi)	Duration and Exercise of Options

The option period is a period of time fixed by the Board of Directors, not to exceed the maximum period permitted by any stock exchange on which the Corporation’s common shares are then listed or other regulatory body having jurisdiction, provided that the option period may be reduced with respect to any option as provided in “Termination of Employment or Service, Death and Assignment” below.

Except as set forth in “Termination of Employment or Service, Death and Assignment” below, no option may be exercised unless the Participant is at the time of such exercise a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates.

Notwithstanding the foregoing, the expiry date of the option (“Fixed Term”) will be adjusted, without being subject to discretion of the Board of Directors, to take into account any self-imposed blackout period by the Corporation imposed on the Participant as follows: a) if the Fixed Term of the option falls within a blackout period imposed on the Participant by the Corporation, then the Fixed Term of the option is the close of the 10th business day after the end of the such blackout period (the “Blackout Expiration Term’); or b) if the Fixed Term falls within two business days after the end of a blackout period imposed on the Participant by the Corporation, then the Fixed Term will be that date which is the Blackout Expiration Term reduced by the number of business days between the Fixed Term and the end of such blackout period (ie options whose Fixed Term expires two business days after the end of the blackout period will only have an additional eight business days to exercise).

Options may be exercised in amounts and at times determined by the Board of Directors. The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of common shares with respect to which the option is being exercised, accompanied by cash payment, certified check or bank draft for the full purchase price of such common shares with respect to which the option is exercised. No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any common shares subject to an option under this Plan, unless and until the certificates for such common shares are issued to such persons under the terms of the Plan.

No person entitled to exercise an option has any of the rights or privileges of a shareholder of the Corporation in respect of any common shares issuable upon exercise of such option until certificates representing such common shares are issued and delivered.

(vii)	Termination of Employment or Service, Death and Assignment

If a Participant ceases to be a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates for any reason (other than death), the Participant may exercise any option then held within the three months following the Participant’s ceasing to be a director, officer, employee or consultant, but only if and to the extent that the Participant was entitled to exercise the option at the date of such cessation.

In the event of the death of a Participant, any option then held by the Participant will be exercisable within the twelve (12) months following the Participant’s death, but only: (a) by the person or persons to whom the Participant’s rights under the option pass by the Participant’s will or the laws of descent and distribution; and (b) if and to the extent that the Participant was entitled to exercise the option at the date of the Participant’s death.

(viii)	Amendment and Termination of the Plan

The Board of Directors may, at any time or from time to time, in its sole and absolute discretion, amend, suspend, terminate or discontinue the Plan and may amend the terms and conditions or options granted pursuant to the Plan, subject to any required approval of any regulatory authority or stock exchange. Without limiting the generality of the foregoing, but subject to any required regulatory approval of any regulatory authority or stock exchange, the Board of Directors, may at any time alter, amend or vary the Plan without the approval of the shareholders of the Corporation if the alteration, amendment or variance:

(a) is for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(b) is necessary to comply with applicable law or the requirements of any stock exchange on which the common shares of the Corporation are listed;

(c) is an amendment to the Plan respecting administration and eligibility for participation under the Plan;

(d) changes the terms and conditions on which options may be granted pursuant to the Plan including the provisions relating to option price, vesting provisions and option period;

(e) changes the termination provisions of an option or the Plan;

(f) is an addition of a cashless exercise feature, payable in cash or securities which provides for a full deduction of the number of underlying securities from the Plan; or

(g) is an amendment to the Plan of a “housekeeping nature”;

provided that in the case of any alteration, amendment or variance referred to in paragraph (a) or (b), the alteration, amendment or variance does not:

(i) amend the number of shares issuable under the Plan;

(ii) add any form of financial assistance by the Corporation for the exercise of any option;

(iii) result in a material or unreasonable dilution in the number of outstanding shares or any material benefits to Participants; or

(iv) change the class of eligible participants to the Plan which would have the potential of broadening or increasing participation by insiders of the Corporation.

Without limiting the generality of the foregoing, but subject to any required regulatory approval of any regulatory authority or stock exchange, the Board of Directors, may amend the option exercise price (which exercise price must comply with the provisions of the Plan) , the option period (which in no event shall exceed the maximum term permitted by any stock exchange upon which the shares of the Corporation may trade) and the termination provisions of options granted pursuant to the Plan, without shareholder approval, provided that if the Board of Directors, proposes to reduce the option price or extend the option period of options granted to insiders of the Corporation pursuant to the Plan, such amendments will require shareholder approval.

(b)	Summary of United States Federal Income Tax Consequences

(i)	Non-statutory Stock Options

General. Under United States federal income tax law now in effect, no income is realized by the grantee of a Non-statutory Stock Option until the option is exercised. When a Non-statutory Stock Option is exercised, the optionee realizes ordinary compensation income, and the Corporation generally becomes entitled to a deduction, in the amount by which the market value of the common shares subject to the Non-statutory Stock Option at the time of exercise exceeds the exercise price. With respect to options exercised by certain executive officers, the Corporation’s deduction can in certain circumstances be limited by the $1,000,000 cap on deductibility set forth in Section 162(m) of the Code. The Corporation is required to withhold on all amounts treated as ordinary income to optionees. Upon the sale of common shares acquired by exercise of a Non-statutory Stock Option, the amount by which the sale proceeds exceed the market value of the common shares on the date of exercise will constitute capital gain which will be taxable at varying rates depending on the holding period. If the Non-statutory Stock Option is issued at less than fair market value, the grantee will be subject to additional tax and interest under section 409A of the Internal Revenue Code when the stock option is exercised.

(ii)	Incentive Stock Options

General. Under federal income tax law now in effect, no income will be recognized by an optionee upon either grant or exercise of an Incentive Stock Option. The amount by which the market value of common shares issued upon exercise of an Incentive Stock Option exceeds the exercise price, however, is included in the optionee’s alternative minimum taxable income and may, under certain conditions, be taxed under the alternative minimum tax. If the optionee holds common shares acquired upon exercise of an Incentive Stock Option for two years after the date of grant and one year after the date of exercise (the “holding periods”), and if the optionee has been an employee of the Corporation (or of any parent or subsidiary of the Corporation) at all times from the date of grant to the date three months before exercise, then any gain realized by the optionee upon sale or exchange of the common shares will be treated as long-term capital gain and any loss will be long-term capital loss.

Generally, if an optionee disposes of common shares acquired upon exercise of an Incentive Stock Option within the holding periods and all requirements other than the holding period rules are met (an “early disposition”), the optionee will recognize ordinary compensation income for the year of disposition equal to the excess of the market value of the common shares on the date of exercise over the option’s exercise price. The remainder of the gain realized upon the early disposition, if any, will be capital gain and will be taxed at varying rates depending on the holding period. A special rule limits the amount of ordinary compensation income that must be recognized to the amount of gain realized by the optionee upon the early disposition. As a result, the optionee will not be required to recognize the entire spread between the exercise price and the market value on the date of exercise as ordinary compensation income if the early disposition results in either a loss or a gain smaller than the spread at exercise. If common shares acquired upon exercise of an Incentive Stock Option are disposed of in an early disposition, the Corporation ordinarily will be entitled to a deduction in the year of disposition equal to the amount of ordinary compensation income recognized by the optionee.

THE FOREGOING SUMMARY IS NOT A COMPLETE DESCRIPTION OF THE FEDERAL INCOME TAX ASPECTS OF THE PLAN. MOREOVER, THE FOREGOING SUMMARY RELATES ONLY TO FEDERAL INCOME TAX; THERE MAY ALSO BE FEDERAL ESTATE AND GIFT TAX CONSEQUENCES ASSOCIATED WITH THE PLAN, AS WELL AS FOREIGN, STATE AND LOCAL TAX CONSEQUENCES.

D.	Other Compensation

During the Corporation’s fiscal period ended December 31, 2006 the Corporation accrued and/or paid fees to Bonnie L. Kuhn, Secretary, and Director of the Corporation for the provision of ongoing legal services to the Corporation amounting to approximately $55,839.

Other than as set forth herein, the Corporation did not pay any additional compensation to the executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the last completed fiscal year.

E.	Corporate Governance

The Corporation’s Board of Directors considers good corporate governance to be central to the effective and efficient operation of the Corporation. As the Corporation was a Tier 1 issuer on the TSX Venture Exchange at its year ended December 31, 2006, the Corporation is required to disclose its corporate governance practices on an annual basis pursuant to National Instrument 58-101F1. In preparing this disclosure the Corporation has consulted the corporate governance guidelines set forth in National Policy 58-201 (“Guidelines”). In addition, the Corporation has also been reviewing its governance practices in response to the extensive regulatory changes in progress arising from the US Sarbanes-Oxley Act of 2002. The Board of Directors intends to continue to assess its corporate governance methods as part of the Board’s ongoing commitment to ensure effective corporate governance.

The Board has reviewed the composition and operation of the Corporation’s Board of Directors in light of the Guidelines. In the opinion of the Board, circumstances where the Guidelines have not been adhered to are largely due to the fact that the Corporation is a junior mineral exploration company and has not yet fully developed the controls and procedures found in more established companies. The Corporation is committed to the objectives of the Guidelines and will continue to work toward complying with the objectives set forth therein.

Board of Directors

The Board is currently comprised of six directors. This appears to be an efficient size for the business and permits an appropriate mix of skills and experience. The Board has considered the relationship to the Corporation of each of the current directors pursuant to Multilateral Instrument 52-110 section 1.4 and has determined that four of its directors are independent. Mr. Ambrose as President and Chairman is not independent. Ms. Kuhn was until April 12, 2005 the Chief Financial Officer of the Corporation and thus would not be considered independent. Finally, Messrs. Crabb, Craig, Marter and Drummond are independent of management.

The other directorships held by the directors of the Corporation are disclosed under “Particulars Of Matters To Be Acted Upon- Election of Directors”.

The independent members of the Board of Directors do not hold regularly scheduled meetings at which the non-independent directors and members of management are not in attendance. Although the independent directors do not hold meetings without the non-independent directors and members of management, the Board facilitates open and candid discussion among its independent directors by holding when required in-camera sessions for independent members during board meetings.

The Board does not have a chairman independent of management. Mr. Ambrose, is the President of the Corporation, and Chairman. The Corporation believes that this structure best reflects the entrepreneurial leadership of the Corporation. The Board is satisfied that autonomy of the Board and its ability to function independently of management are protected by means such as the composition of the audit compensation, and nominating committees by independent directors and through Board setting and monitoring the President’s corporate objectives.

The Board of Directors of the Corporation met 7 times during 2006. The audit committee met 4 times during 2006. No director attended fewer than 50% of the aggregate of all meetings of the Board of Directors and the audit committee of which the director was a member during 2006. The Corporate governance committee, compensation committee, and nominating committee were formed on December 20, 2006 and did not have any meetings in 2006.

The Corporation does not have a formal policy with respect to the attendance of Board members at shareholder meetings. However, attendance of Board members is encouraged where possible. At the Corporation’s last annual general and special meeting held in 2006, 2 directors attended the shareholders meeting.

The Corporation believes it is important to maintain good shareholder relations. The President and Vice President are responsible for shareholder communication and investor relations. The Corporation maintains a website to facilitate shareholder communications.

Board Mandate

The Board has not adopted a formal written mandate. The Board of Directors is responsible for the stewardship of the Corporation. It has the responsibility to oversee the conduct of the business, supervise management and endeavour to ensure that all major issues affecting the business and affairs of the Corporation are given proper and due consideration. The President, along with his management team, is responsible for formulating the mission, strategies and policies of the Corporation and presenting them to the Board for approval. The Board considers the information provided by the President and management and if appropriate, approves the strategies of the Corporation and the policies in which it is managed. Once implemented, the Board monitors and evaluates management’s performance on an ongoing basis and provides support and guidance to the President in achieving the Corporation’s business objectives.

The strategies and policies presented by management and approved by the Board establish the corporate objectives that the President is responsible for meeting and define the limits of management’s responsibilities. Matters that may result in a variance to the approved strategies and policies require Board approval. In addition, it is the practice of the Board to approve any major capital expenditures, acquisitions, divestitures or other material transactions, whether or not specifically set out in the annual business plan.

The Corporation’s directors can consult with the Corporation’s outside counsel as they may consider appropriate. In addition, an individual director can engage an outside advisor at the Corporation’s expense in appropriate circumstances with the approval of the Board of Directors.

The Board has delegated certain responsibilities to the Audit, Corporate Governance, Compensation and Nominating Committee, all which have written charters which have been accepted by the Board.

Position Descriptions

Although the Board has not developed formal position descriptions for its members, for the Chairman and for the President, and the chair of each Board committee, the Board members, the chair of each committee, and the President and Chairman have a good understanding of their respective roles. In addition, the Board sets quarterly and annual corporate objectives for the President and the attainment of these goals is carefully monitored at each Board meeting.

Orientation and Continuing Education

In December 2006 the Board approved a nominating committee charter and appointed Jack Crabb, Darryl Drummond and Allan Marter to the nominating committee. At this time the nominating committee has not established a formal orientation and education program for new members of the Board. The current independent directors are experienced in boardroom procedure and corporate governance and generally have a good understanding of the business. As necessary, new members of the Board are provided with information about the Corporation and its industry. In addition, the Board participates from time to time in informal education, sometimes initiated by management, to ensure that its members hear about developments of interest affecting the Corporation and its operations.

Ethical Business Conduct

The Board has not yet adopted a written code of ethical business conduct for its directors, officers, and employees. It is in the process of preparing same. Directors must disclose all interests and relationships of which the director is aware which may give rise to a conflict of interest. Directors are also required to disclose any actual potential personal interest in a matter on which the Board is making a decision and withdraw from the deliberations.

Nomination of Directors

In December 2006 the Board approved a nominating committee charter and appointed Jack Crabb, Darryl Drummond and Allan Marter to the nominating committee. The nominating committee has been established by the Board to identify individuals qualified to become Board members and to assess and report on the effectiveness of the Board and the various Board committees.

Compensation

On December 20, 2006 the board of directors approved a compensation committee charter and appointed Jack Crabb, Darryl Drummond and Allan Marter to the compensation committee. All the members of this committee are independent. The Compensation Committee of the Corporation will act on behalf of and subject to the direction of the Board of Directors of the Corporation in all matters pertaining to the compensation, benefits and performance of the executive officers and all personnel of the Corporation that report to the President and Chief Executive Officer and any other business entity controlled in fact by the Corporation (each an “affiliate”) (including the President and Chief Executive Officer, Chief Financial Officer, Vice-Presidents and any group of senior employees identified by the Compensation Committee from time to time), this group being referred to as the “Senior Management Group” and to review the compensation of the Board and the members of any committees. The objective of the Committee will be to assist in attracting, retaining and motivating executives and key personnel in view of the Corporation’s goals.

Other Board Committees

In addition to the other committees disclosed above the Corporation on December 20, 2006 the board of directors approved a corporate governance charter and appointed Bonnie Kuhn, Gary Craig and Allan Marter to the corporate governance committee. The Corporate Governance Committee of the Corporation will act on behalf of and subject to the direction of the Board of Directors of the Corporation in all matters pertaining to the oversight of the general corporate governance initiatives of the Corporation and any other business entity controlled in fact by the Corporation.

Assessments

The Board and the Nominating Committee have not formally assessed the board, its committees and individual directors, however each Board member is significantly qualified through their current or previous professions, Each member fully participates in each meeting having in all cases been specifically canvassed for their input.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity compensation plan information for the most recently completed financial year ended December 31, 2006:

Plan Category	No. of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)		No. of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	11,615,000	Cdn$	1.03	1,448,643
Equity compensation plans not approved by security holders	—		—	—
Total	11,615,000	Cdn$	1.03	1,448,643

See “Compensation of Executive Officers and Directors-Stock Option Plan” for further details

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, senior officer or any of their respective associates or affiliates or any proposed nominee director is or has been at any time since the beginning of the last completed fiscal year, indebted to the Corporation or any of its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Corporation or any of its subsidiaries.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Transactions

For the purposes of this Management Information Circular, “informed person” means:

(a) a director or executive officer of the Corporation;

(b) a director or executive officer of a person or Corporation that is itself an informed person or subsidiary of the Corporation;

(c) any person or Corporation who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, other than voting securities held by the person or Corporation as underwriter in the course of a distribution; and

(d) the Corporation if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as set out in this Management Information Circular or in the Corporation’s Management Information Circular dated March 10, 2006 (a copy of which is available online at www.sedar.com and upon request the Corporation will promptly provide a copy of such document free of charge), no informed person, no proposed director of the Corporation and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Corporation’s last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries, other than:

On May 5, 2006 Mr. Robert McEwen, Toronto, Ontario, completed the early exercise of 14,285,714 warrants he held in the Corporation. Each warrant was exercisable into one common share at an exercise price of Cdn $0.55 for gross proceeds of Cdn $7,857,143. As a result, a total of 14,285,714 common shares were issued. In consideration for the early exercise of all of Mr. McEwen’s common share purchase warrants, the Corporation issued to Mr. McEwen 2,000,000 new common share purchase warrants. Each new warrant entitled Mr. McEwen to purchase one common share at an exercise price of Cdn $1.80 per share for a term of 12 months expiring on May 5, 2007. On May 4, 2007 Mr. McEwen exercised 2,000,000 common share purchase warrants. As a result on May 4, 2007 Mr. McEwen increased his shareholdings in the Corporation to 46,057,143 or 27.75% of the issued and outstanding common shares.

Relationships

Certain directors and officers of the Corporation are and may continue to be involved in the mining and mineral exploration industry through their direct and indirect participation as director or otherwise in corporations, partnerships or joint ventures, which are potential competitors. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Corporation. As required by law, each of the directors of the Corporation is required to disclose any potential conflict of interest and to act honestly, in good faith and in the best interests of the Corporation.

Ms. Kuhn has provided legal services to the Corporation during 2006 and serves as a director and officer of the Corporation. See “Compensation of Executive Officers and Directors – Other Compensation” for further details.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Corporation, to disclose annually in its Management Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors, as set forth in the following.

The Corporation’s audit committee is governed by an audit committee charter, the text of which is attached as Schedule A to this Management Information Circular.

The Corporation’s audit committee is comprised of three directors, Allan Marter, Jack Crabb and Gary Craig. As defined in MI 52-110, Allan Marter, Jack Crabb and Gary Craig are “independent”. Also as defined in MI 52-110, all of the audit committee members are “financially literate”.

Each audit committee member possesses education or experience that is relevant to the performance of their responsibilities as audit committee members of the Corporation. Mr. Marter has more than 25 years experience in the financial sector of the mining industry. He retired on October 13, 2006 after seven years as Chief Financial Officer of Golden Star Resources Ltd (TSX, AMEX). He currently serves as Président of EURO Ressources SA (TSX and Euronext: EUR) and had previously served as an officer and director of a number of North American junior exploration and mining companies. He is currently a director of Franconia Minerals Corporation (TSXV) since November 22, 2006 and is currently a director of Aurelio Resource Corporation and acting Chief Financial Officer since November 28, 2006. Mr. Marter was president of the Northwest Mining Association in 1993. Mr. Crabb graduated from the University of British Columbia in 1951 with a Masters Degree in Geology and has been a director of Minera Andes since November 6, 1995. He was a director of Inland Resources, Inc. from 1985 to November 1995. Mr. Crabb was the director of Pegasus Gold Inc. and Vice President of Exploration for Crowsnest Resources Ltd., a wholly owned subsidiary of Shell Canada. Mr. Craig has a degree in Civil Engineering and is currently President of N.A. Degerstrom, Inc. since June 5, 2006. Prior thereto from July 1, 2000 he was Executive Vice President for N. A. Degerstrom, Inc. His responsibilities for Degerstrom include managing 350 employees at various job sites throughout the U.S. and Argentina. Before his employment with Degerstrom, Mr. Craig worked 27 years for Dravo Corporation. The last 20 years with Dravo he worked as project manager for a phosphate mining operation, where he oversaw 100 employees.

Since the commencement of the Corporation’s most recently completed financial year, the Corporation’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Corporation has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the external auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the external auditors in the fiscal year in which the non-audit services were provided. Section 8 permits a Corporation to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The Corporation is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Corporation, as a Venture Issuer at the end of its most recently completed financial year being December 31, 2006, is not required to comply with Part 5 (Reporting Obligations) of MI 52-110.

In the following discussion, “audit fees” are fees billed by the Corporation’s external auditors for services provided in auditing the Corporation’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements. “Tax fees” are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditors for products and services not included in the foregoing categories. The Corporation incurred the following fees for services performed by its principal accounting firm, BDO Dunwoody LLP, during fiscal 2005 and 2006:

a.	Audit Fees

The fees billed for each of the fiscal years ended December 31, 2006 and December 31, 2005 for professional services rendered by BDO Dunwoody LLP for the audit of our annual financial statements and review of financial statements included in our quarterly reports on Form 10-Q or services that are normally provided by BDO Dunwoody LLP in connection with statutory and regulatory filings or engagements for each of those fiscal years were $153,810 and $83,129, respectively.

b.	Audit Related Fees

Fees billed by BDO Dunwoody LLP for audit related services not included in item (a) were $26,810 for fiscal year ended December 31, 2006 (2005 – nil). These fees include audit related fees billed by BDO Dunwoody LLP in connection with Sarbanes-Oxley.

c.	Tax Fees

Aggregate fees billed by BDO Dunwoody LLP for tax compliance, tax advice and tax planning for each of the fiscal years ended December 31, 2006 and December 31, 2005 were $4,684 and $2,865, respectively. These fees include fees relating to the reviews of tax returns, tax consulting and planning.

d.	All Other Fees

Fees billed by BDO Dunwoody LLP products or services, other than those services covered in Item (a) and (b) were $5,741 and $5,592 for the fiscal years ended December 31, 2006 and December 31, 2005. These fees relate to various corporate matters, including fees billed by BDO Dunwoody LLP in connection with the review of our Management Information Circular and material for a special shareholder meeting.

e.	Audit Committee Approval of Non-Audit Services

The Audit Committee has not formally adopted any pre-approval policies and procedures relating to the provision of non-audit services by the Corporation’s independent auditors, BDO Dunwoody LLP. In 2006 and 2005, the Audit Committee pre-approved the use of BDO Dunwoody LLP for specific tax-related services and for other non- audit related services, on a case by case basis.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of Directors of the Corporation, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting relating to the receipt of financial statements and the Auditors’ Report thereon, the election of directors and the appointment of auditors, and approval of the amendments to the Corporation’s Stock Option Plan.

a.	Report to Shareholders

The Board of Directors of the Corporation have approved all of the information in the Report to Shareholders that accompanies this present Management Information Circular, including the audited consolidated financial statements delivered therewith for the fiscal year ended December 31, 2006.

b.	Number of Directors

For this forthcoming year, it is proposed that the Board of Directors shall consist of six (6) members. At the Meeting, shareholders will be asked to consider and, if thought fit, approve an ordinary resolution fixing the number of directors to six (6).

In order to be effective, an ordinary resolution requires the approval of a majority of the votes cast by shareholders who vote in respect of the resolution.

Unless otherwise indicated in the Proxy, it is management’s intention to vote the proxies in favour of the resolution fixing the number of directors to six (6).

c.	Election of Directors

At the Meeting, it will be proposed that six (6) directors be elected to hold office until the next Annual General Meeting of Shareholders or until their successors are elected or appointed. There are presently six (6) directors of the Corporation, each of whose terms of office will expire at the Meeting. It is the intention of the management designees, if named as proxy, to vote for the election of the following persons to the Board of Directors. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in his proxy that his common shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next Annual General Meeting of Shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the Bylaws of the Corporation.

In order to be effective, an ordinary resolution requires the approval of a majority of the votes cast by shareholders who vote in respect of the resolution.

The following sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation, presently held by him or her, his or her municipality of residence, his or her principal occupation at the present and during the preceding five years and the period during which he or she has served as a director. Information respecting the number of voting common shares of the Corporation that he or she has advised are beneficially owned by him or her, directly or indirectly, or over which control or direction is exercised, as of May 10, 2007 hereof (except as otherwise noted, the Corporation believes the persons listed below have sole investment and voting power with respect to the common shares owned by them) can be found under the heading “Voting Shares and Security Ownership of Certain Beneficial Owners and Management”.

NAME, AGE AND MUNICIPALITY OF RESIDENCE	POSITION HELD	PRINCIPAL OCCUPATION DURING PAST FIVE YEARS

Allen V. Ambrose, 50 Spokane, Washington	President, Chairman and Director	Director and President of the Corporation since November 6, 1995. Mr. Ambrose was appointed Chairman of the Board of Directors of the Corporation on December 20, 2006. Director of Cadre Resources Ltd. from April 1994 to March 2001. Director of and consults with Century Mining Corporation and Samba Gold Inc. (formerly named Kaieteur Resource Corporation) since July 2002. Provides management and geologic consulting services to Franconia Minerals Corporation since August 1998. Director of Mexivada Mining Corporation since November 2005 and a director of Rockgate Capital Corporation since October 2005. On August 10, 2006 he became a director of Gold Port Resources Ltd.

John (Jack) Johnson Crabb, 81 (1) (3) (4) Madeira Park, B.C.	Director	A director of the Corporation since November 6, 1995. Mr. Crabb was a Mining Executive/ Geologist and Director with Inland Resources, Inc., a mining company from 1985 to November 1995; Director of Cadre Resources Ltd. from April 1995 to March 1996. Mr. Crabb is a life member of the Association of Professional Engineers and Geoscientists of British Columbia.

A.D. (Darryl) Drummond, 70 Ph.D., P. Eng. (3) (4) Vancouver, British Columbia	Director	A director of the Corporation since June 26, 1996. Mr. Drummond is a Professional Engineer; President of D.D.H. Geomanagement from 1981 to November 2004; Director of Samba Gold Inc. (formerly named Kaieteur Resource Corporation) from December 1998 to present; Director of Saxony Explorations Ltd. from February 2000 to September 2003; Director of Valerie Gold Resources Ltd. from November 6, 1998 to March 27, 2003; Director of Valgold Resources Ltd. from March 27, 2003 to present; Director of Wollasco Minerals Inc. from October 12, 2004 to December 16, 2004; and Director of Gold Port Resources Ltd. From December 16, 2004 to present; Director and chairman of Butler Developments Corp since June 16, 2006.

Bonnie L. Kuhn, 41(2) Calgary, Alberta	Secretary and Director	A director and officer of the Corporation since June 19, 1997 and Chief Financial Officer from May 15, 2000 to April 13, 2005. From January 1, 1999 to June 1, 2001, a partner with Armstrong Perkins Hudson LLP, Barristers & Solicitors. From June 2001 to January 2005, a senior associate with Field LLP. From January 2005 on Ms Kuhn is self-employed. Director of Tajzha Ventures Ltd. an oil and gas exploration company from October 25, 2000 to April 2005. Director and officer of Franconia Minerals Corporation since August 1998. Director of Aludra Inc. from April 2002 to October 2004.

Gary A. Craig, 58 (1) (2) Spokane, Washington	Director	A director of the Corporation since April 12, 2002. Mr. Craig is currently President of N.A. Degerstrom, Inc. since June 5, 2006. Prior thereto from July 1, 2000 he was Executive Vice President for N. A. Degerstrom, Inc. Previously Gary Craig was Project Manager for Dravo Corporation, a mining company.

NAME, AGE AND MUNICIPALITY OF RESIDENCE	POSITION HELD	PRINCIPAL OCCUPATION DURING PAST FIVE YEARS
Allan J. Marter, 59 (1) (2) (3) (4) Littleton, Colorado	Director	A director of Minera Andes since November 9, 2006. He retired on October 13, 2006, after seven years as Chief Financial Officer of Golden Star Resources Ltd. He currently serves as Président of EURO Ressources SA (TSX and Euronext: EUR) and had previously served as an officer and director of a number of North American junior exploration and mining companies including Addwest Minerals International, Ltd.(a director until March 30, 2003), Golden Phoenix Minerals, Inc. (a director until June 25, 2004), Minera Andes Inc. (chief financial officer until May 15, 2000 and a director until September 23, 2003), and EURO Ressources SA (formerly Guyanor Ressources SA) (chief financial officer until June 23, 2005). He is currently a director of Franconia Minerals Corporation (TSXV) since November 22, 2006 and is currently a director of Aurelio Resource Corporation and acting Chief Financial Officer since November 28, 2006.

Notes:

(1)	Member of Audit Committee.

(2)	Member of the Corporate Governance Committee.

(3)	Member of Compensation Committee.

(4)	Member of the Nominating Committee.

Corporate Cease Trade Orders or Bankruptcies

Ms. Kuhn has advised the Corporation that she was a director of Aludra Inc. (“Aludra”) on February 13, 2003, February 26, 2003 and March 3, 2003 when the British Columbia Securities Commission, Alberta Securities Commission and Ontario Securities Commission, respectively, issued cease trade orders requiring that trading cease in respect of the securities of Aludra due to Aludra’s failure to file and deliver to its shareholders the annual audited financial statements for Aludra for the year ended May 31, 2002 prepared in accordance with GAAP. The securities of Aludra remain cease traded. Ms. Kuhn resigned as a director of Aludra in October 2004.

Except as disclosed above, to the best of knowledge of the management of the Corporation, no proposed director of the Corporation is, or within the 10 years before the date of this Circular has been, a director or executive officer of any corporation that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied that corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the corporation being the subject of a cease trade or similar order or an order that denied the relevant corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold its assets.

No proposed director of the Corporation has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Conflict of Interest

There are potential conflicts of interest to which the directors, officers and promoters of the Corporation may be subject with respect to the operations of the Corporation. Certain of the directors may serve as directors and/or officers of other companies or have significant shareholdings in other companies. Situations may arise where the directors, officers and promoters of the Corporation will be engaged in direct competition with the Corporation. Any conflicts of interest will be subject to and governed by the law applicable to directors and officers’ conflicts of interest. See “Certain Relationships and Related Transactions”.

Unless otherwise indicated in the Proxy, it is management’s intention to vote the proxies in favour of the election of the above directors.

d.	Appointment of Auditor

Unless otherwise directed, it is management’s intention to vote the proxies in favour of an ordinary resolution to appoint the firm of BDO Dunwoody LLP as auditor of the Corporation to hold office until the close of the next annual general meeting of shareholders or until BDO Dunwoody LLP is removed from office or resigns as provided by law and by the Corporation’s by-laws and to authorize the directors of the Corporation to fix the remuneration of BDO Dunwoody LLP as auditors of the Corporation. BDO Dunwoody LLP has been the auditor of the Corporation since July 24, 2001.

In order to be effective, an ordinary resolution requires the approval of a majority of the votes cast by shareholders who vote in respect of the resolution.

e.	Amendments to Stock Option Plan

As stated above in “Compensation of Executive Officers and Directors – Stock Option Plan” the Directors of the Corporation have adopted a stock option plan (the “Plan”) the purpose of which is to afford the persons who provide services to the Corporation, whether directors, officers, employees or consultants of the Corporation or it’s subsidiaries or affiliates, an opportunity to obtain a proprietary interest in the Corporation by permitting them to purchase Common Shares of the Corporation and to aid in attracting, as well as retaining and encouraging the continued involvement of such persons with the Corporation.

On May 22, 2007 the Board approved certain amendments to the Plan subject to shareholder approval to address current trends and the adopted rules of the Toronto Stock Exchange as the Corporation is now listed on the Toronto Stock Exchange and to make some house cleaning changes. See “Compensation of Executive Officers and Directors – Stock Option Plan” for further details.

As of May 22, 2007, out of the total 15,169,643 shares provided for issuance under the Plan only 1,448,643 shares remain available for grant. The Board of Directors believes additional shares will be needed under the Plan to provide appropriate incentives to key employees and others. As of May 22, 2007 the issued and outstanding common shares of the Corporation is 166,300,767 and 10% of this would equal 16,630,076.

Accordingly on May 22, 2007 the Board of Directors approved the following amendments to the Plan, subject to regulatory and shareholder approval: a) to provide for an additional 1,460,433 shares to be granted under the terms of the Plan, thereby increasing the total number of shares that may be issued under the plan from 15,169,643 to 16,630,076 shares; and b) to amend the Plan to address current trends and the adopted rules of the Toronto Stock Exchange as the Corporation is now listed on the Toronto Stock Exchange and to make some house cleaning changes. The Corporation has made an application to the Toronto Stock Exchange to approve the amendments to the Plan. The other provisions of the Plan remain substantially unchanged.

A copy of the Plan with the changes marked is attached hereto as Schedule “B”.

At the Meeting, the shareholders will be asked to consider and, if thought fit, approve by ordinary resolution, the following amendments to the Plan: 1) to provide for an additional 1,460,433 shares to be issued pursuant to the exercise of options granted under the terms of the Plan, thereby increasing the total number of shares that may be issued under the plan from 15,169,643 to 16,630,076 shares; and 2) the changes made to the Plan to address current trends and the adopted rules of the Toronto Stock Exchange as the Corporation is now listed on the Toronto Stock Exchange and to make some house cleaning changes.

In order to be effective, an ordinary resolution requires the approval of a majority of the votes cast by shareholders who vote in respect of the resolution. The Toronto Stock Exchange does not require that disinterested shareholder approval be obtained in respect of the amendments to the Plan.

The text of the resolution approving the amendments to the Plan to be considered at the meeting will be substantially as follows:

BE IT RESOLVED THAT:

1.	The following amendment to the stock option plan of the Corporation approved by the Board of Directors on May 22, 2007 and set forth below:

Paragraph 3 under the heading “Shares Subject to Plan” be and is hereby deleted and replaced with the following:

“3. Shares Subject to Plan

Subject to adjustment as provided in Section 15 hereof, the shares to be offered under the Plan shall consist of shares of the Corporation’s authorized but unissued common shares. The aggregate number of shares to be delivered upon the exercise of all options granted under the Plan (the “Options”) shall not exceed 10% of the Corporation’s issued and outstanding common shares from time to time, to a maximum of 16,630,076 shares. If any Option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for the purpose of this Plan.”

Be and is hereby approved, confirmed and ratified;

2.	The amendments to the Plan to address current trends and the adopted rules of the Toronto Stock Exchange as the Corporation is now listed on the Toronto Stock Exchange and to make some house cleaning changes, and which were approved by the Board of Directors on May 22, 2007, be and hereby are approved, confirmed and ratified in all respects;

3.	The Plan, with the above amendments, attached to the Management Information Circular as Schedule “B” be and hereby is authorized and approved in all respects;

4.	The making by the Board of Directors of such additions, deletions and modifications to the Plan as may be necessary or advisable to give effect to these resolutions or as may be required by applicable regulatory authorities, be and is hereby approved;

5.	Any officer or director of the Corporation be and is hereby authorized to execute all such deeds, documents and other writings and perform such acts as may be necessary in order to give effect to the amendment of the Plan and the Board of Directors from time to time is authorized to grant options in the capital stock of the Corporation pursuant to and in accordance with the Plan as amended; and

6.	The Corporation is authorized to reserve and issue up to 1,460,433 additional common shares in the capital of the Corporation pursuant to and in accordance with the Plan.

Unless otherwise indicated in the Proxy, it is management’s intention to vote the proxies in favour of the resolution approving the amendments to the Plan.

GENERAL

All matters to be brought before the shareholders require, for the passing of same, a simple majority of the votes cast in person or by proxy at the Meeting by the holders of common shares. If a majority of the common shares represented at the Meeting should be withheld from voting for the appointment of BDO Dunwoody LLP as auditors of the Corporation, the Board of Directors will appoint another firm of chartered accountants based upon the recommendation of the audit committee, which appointment for any period subsequent to the next annual meeting of shareholders will be subject to approval by the shareholders at that meeting.

The contents and the sending of this Management Information Circular have been approved by the Board of Directors of the Corporation.

ANNUAL REPORT

Shareholders as of the record date of May 18, 2007, will receive with this Management Information Circular a copy of the Corporation’s 2006 Form 40-F, including audited financial statements for the fiscal year ended December 31, 2006.

OTHER BUSINESS

While there is no other business other than that mentioned in the Notice of Meeting to be presented for action by the shareholders at the Meeting, it is intended that the proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting, or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Shareholders may contact the Corporation at 111 East Magnesium Road, Suite A, Spokane, Washington 99208 U.S.A. or by telephone at (509) 921-7322 to request copies of the Corporation’s financial statements and MD&A. Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed financial year.

DATED at Spokane, Washington, this 31st day of May, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ “ALLEN V. AMBROSE”
Allen V. Ambrose, President and Chairman

V6

SCHEDULE “A”

MINERA ANDES INC.

(the “Corporation”)

AUDIT COMMITTEE CHARTER

A. Purpose

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Corporation the primary function of which is to assist the Board in its oversight of the nature and scope of the annual audit, management’s reporting on internal accounting standards and practices, financial information and accounting systems and procedures and financial reporting and statements and to recommend, for approval of the Board, or to approve, the audited financial statements, interim financial statements and any other releases containing financial information.

The primary objectives of the Committee are as follows:

1.	To assist directors meet their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Corporation and related matters.

2.	To oversee the work of the external auditors.

3.	To provide better communication between directors and external auditors.

4.	To enhance the external auditors’ independence.

5.	To increase the credibility and objectivity of financial reports.

6.	To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and the external auditors.

B. Responsibility of Management and External Auditors

The Committee’s role is one of oversight. Management is responsible for preparing the Corporation’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles (“GAAP”). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditors’ responsibility is to audit the Corporation’s financial statements and provide their opinion, based on their audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Corporation in accordance with GAAP.

C. Membership and Organization

1. Composition - The Committee shall be comprised of not less than three independent members of the Board.

2. Independence - None of the members of the Committee shall be members of management of the Corporation, and all of them shall be “unrelated directors” (as such term is used in the Report of the Toronto Stock Exchange on Corporate Governance in Canada) and “independent” (as such term is used in Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”).

3. Appointment and Removal of Committee Members - Each member of the Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board or until the earlier of: (a) the close of the next annual meeting of the shareholders of the Corporation at which the member’s term of office expires; (b) the death of the member; or (c) the resignation, disqualification or removal of the member from the Committee or from the Board. The Board may fill the vacancy in the membership of the Committee.

4. Financial Literacy - All of the members of the Committee shall be “financially literate” within the meaning used in MI 52-110 or a member who is not financially literate must become so within a reasonable period of time following his or her appointment.

5. Chair - At the time of the annual appointment of the members of the Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall be a member of the Committee, preside over all Committee meetings, coordinate the Committee’s compliance with this Charter, work with management to develop the Committee’s annual work plan and provide reports of the Committee to the Board. The Chair may vote on any matter requiring a vote. In the case of an equality of votes, the Chair shall be entitled to a second or casting vote. The Chair shall report to the Board, as required by applicable law or as deemed necessary by the Committee or as requested by the Board, on matters arising at Committee meetings and, where applicable, shall present the Committee’s recommendation to the Board for its approval.

6. Venture Issuer - For so long as the Corporation is a “Venture Issuer” (as defined in MI 52-110), it is not required to comply with the provisions of paragraph 1 “Composition”, paragraph 2 “Independence” and paragraph 4 “Financial Literacy”. In the event the Corporation cannot comply with all or a part of these provisions, then the Committee shall be comprised of not less than three members of the Board, a majority of whom are not officers or employees of the Corporation or a subsidiary of the Corporation.

D. Functions and Responsibilities

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board. In addition to these functions and responsibilities, the Committee shall perform the duties required of an audit committee by the Alberta Business Corporations Act, by any requirements of stock exchanges on which the securities of the Corporation are listed, and all other applicable laws.

1. Oversee External Auditors - The Committee shall oversee the work of the external auditors, including reviewing any significant disagreements between management and the external auditors in connection with the preparation of financial statements.

2. Internal Controls - The Committee shall monitor the system of internal control. The Committee shall require management to implement and maintain appropriate systems of internal control in accordance with applicable laws, regulations and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Committee shall consider and review with management and the external auditors:

(a) the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Corporation’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions.

(b) any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in the Corporation’s periodic regulatory filings;

(c) any material issues raised by any inquiry or investigation by the Corporation’s regulators;

(d) any related significant issues and recommendations of the external auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

3. Review Financial Statements - The Committee shall review the annual and interim financial statements of the Corporation and related management’s discussion and analysis (“MD&A”) prior to their approval. The process should include but not be limited to:

(a) reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years’ financial statements;

(b) reviewing significant accruals, reserves or other estimates;

(c) reviewing any “related party” transactions, with related party having the meaning ascribed to it by Canadian securities regulations;

(d) reviewing accounting treatment of unusual or non-recurring transactions;

(e) ascertaining compliance with covenants under loan agreements;

(f) reviewing disclosure requirements for commitments and contingencies;

(g) reviewing unresolved differences between management and the external auditors;

(h) obtain explanations of significant variances with comparative reporting periods;

(i) reviewing any legal matters which could significantly impact the financial statements as reported on by the general counsel and meet with outside counsel whenever deemed appropriate; and

(j) reviewing audit response letters from the Corporation’s legal counsel made under the Joint Policy Statement of the Canadian Bar Association and the Canadian Institute of Chartered Accountants.

4. Public Disclosure - The Committee shall review the financial statements, MD&A, annual information forms (“AIF”), management information circulars and any prospectuses as well as all public disclosure containing audited or unaudited financial information (including, without limitation, any press releases disclosing earnings or financial results) before release and prior to Board approval.

5. Interim Financial Statements - The Committee shall review the interim financial statements and disclosures, and obtain explanations from management as required. After completing its review of the interim financial statements, if advisable, the Committee shall, if so authorized by the Board, approve the interim financial statements and the related MD&A, or if not so authorized by the Board, then approve and recommend them for approval by the Board.

6. Hiring Policies - The Committee shall review and approve the Corporation’s hiring policies regarding the hiring of partners, employers and former partners and employees of the present and former external auditors of the Corporation. The Committee shall review candidates for the position of Chief Financial Officer of the Corporation and make recommendations to the Board with respect to the appointment of a Chief Financial Officer.

7. Appointment of External Auditors - With respect to the appointment of external auditors by the Board, the Committee shall:

(a) recommend to the Board the appointment of the external auditors;

(b) recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors shall communicate directly to the Committee;

(c) on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Corporation to determine the auditors’ independence;

(d) review the performance of the external auditors;

(e) when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

(f) review and approve in advance any non-audit services to be provided to the Corporation or its subsidiaries by the external auditors and consider the impact on the independence of such auditors, including reviewing the range of services provided in the context of all consulting services bought by the Corporation. The Committee may delegate to one or more members the authority to approve non–audit services, provided that the member report to the Committee at the next scheduled meeting such pre–approval and the member comply with such other procedures as may be established by the Committee from time to time.

8. Evaluation and Rotation of Lead Partner - At least annually, the Committee shall review the qualifications and performance of the lead partners of the external auditors. The Committee shall obtain a report from the external auditors annually verifying that the lead partner of the external auditors has served in that capacity for no more than five fiscal years of the Corporation and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

9. Review with External Auditors - Review with external auditors (and internal auditor if one is appointed by the Corporation) their assessment of the internal controls of the Corporation, their written reports containing recommendations for improvement, and management’s response and follow-up to any identified weaknesses. The Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Corporation and its subsidiaries.

10. Risk Policies and Procedures - The Committee shall review risk management policies and procedures of the Corporation (e.g. hedging, litigation and insurance), regarding current areas of great financial risk and whether management is managing these effectively.

11. Treatment of Complaints/Submissions - The Committee shall review and approve the establishment by management of procedures for the receipt, retention and treatment of complaints received by the Corporation from employees or others, regarding accounting, internal accounting controls, or auditing matters.

12. Investigations - The Committee shall have the authority to investigate any financial activity of the Corporation. All employees of the Corporation are to cooperate as requested by the Committee.

13. Retain Experts - The Committee may retain independent counsel, persons having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at the expense of the Corporation without any further approval of the Board. The Committee has the authority to set, and have the Corporation, pay the compensation for any such persons engaged by the Committee.

14. Advising Board - The Committee shall ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

15. Updates to Charter - The Committee shall review and recommend to the Board any updates to the Audit Committee Charter. All changes to the Audit Committee Charter shall be approved by the Board.

E. Adoption of the Audit Committee Charter and Amendments

1. This Charter was adopted and approved by the Board of Directors of the Corporation on May 20, 2005.

SCHEDULE “B”

MINERA ANDES INC.

AMENDED STOCK OPTION PLAN – MAY ~~30~~22, ~~2006~~2007

1.	Purpose

The purpose of the Stock Option Plan (the “Plan”) of Minera Andes Inc., a body corporate incorporated under the Business Corporations Act (Alberta) (the “Corporation”), is to advance the interests of the Corporation or any of its subsidiaries or affiliates by encouraging the directors, officers, employees and consultants of the Corporation or any of its subsidiaries or affiliates to acquire common shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation or any of its subsidiaries or affiliates and furnishing them with additional incentive in their efforts on behalf of the Corporation or any of its subsidiaries or affiliates in the conduct of their affairs.

2.	Administration and Granting of Options

The Plan shall be administered by the board of directors of the Corporation or a committee established by the board of directors for that purpose (the “Committee”). A majority of the board of directors or the Committee, as applicable shall constitute a quorum, and the acts of a majority of the directors or members of the Committee, as applicable, present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the directors or the Committee, as applicable.

Subject to the provisions of the Plan, the board of directors or the Committee, as applicable shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the board of directors or the Committee, as applicable, shall be binding and conclusive on all participants in the Plan and on their legal personal representatives and beneficiaries.

Each option granted hereunder shall be evidenced by an agreement, signed on behalf of the Corporation and by the optionee, in such form as the directors shall approve. Each such agreement shall recite that it is subject to the provisions of this Plan.

3.	Shares Subject to Plan

Subject to adjustment as provided in Section 15 hereof, the shares to be offered under the Plan shall consist of shares of the Corporation’s authorized but unissued common shares. The aggregate number of shares to be delivered upon the exercise of all options granted under the Plan (the “Options”) shall not exceed 10% of the Corporation's issued and outstanding common shares from time to time, to a maximum of ~~15,169,643~~16,630,076 shares. If any Option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for the purpose of this Plan.

4.	Number of Optioned Shares

The number of shares subject to an Option to a Participant shall be determined by the Board of Directors, or the Committee, as applicable but no Participant, upon the Corporation becoming listed on any stock exchange, shall be granted an Option which exceeds the maximum number of shares permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction.

The maximum number of shares which may be reserved for issuance to insiders pursuant to the exercise of Options granted (the term “insider” shall have the meaning ascribed thereto in the Securities Act (Alberta) and the Toronto Stock Exchange Policies from time to time) under the Plan, together with any other security based compensation arrangements of the Corporation, shall not exceed 10% of the shares issued and outstanding at the time of the grant (on a non-diluted basis). The maximum number of shares which may be issued to insiders upon exercise of Options granted under the Plan, together with any other security based compensation arrangements of the Corporation, within any one year period shall not exceed 10% of the issued and outstanding shares.

5.	Vesting

The board of directors or the Committee, as applicable may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, or that no vesting restriction shall exist.

6.	Maintenance of Sufficient Capital

The Corporation shall at all times during the term of the Plan reserve and keep available such numbers of shares as will be sufficient to satisfy the requirements of the Plan.

7.	Participation

Directors, officers, management, consultants and employees of the Corporation or any of its subsidiaries, or affiliates shall be eligible for selection to participate in the Plan (such persons hereinafter collectively referred to as “Participants”). The board of directors or the Committee, as applicable shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted, and the number of shares to be subject to each option. An individual who has been granted an option may, if he is otherwise eligible, and if permitted under the policies of the stock exchange or stock exchanges on which the shares of the Corporation are to be listed, be granted an additional option or options if the board of directors or the Committee, as applicable shall so determine.

8.	Exercise Price

~~(a)~~	The exercise price of the shares covered by each ~~option~~ Option shall be determined by the board of directors or the Committee, as applicable. Subject to the provision~~s~~ of Section~~s 8(b) and~~ 17(~~f~~e), as applicable, the exercise price shall be not less than the closing price of the Corporation's shares on the stock exchange or stock exchanges on which the shares of the Corporation are listed on the last trading day immediately preceding the day on which the ~~stock exchange is notified of the proposed issuance of option~~Options are granted, subject to applicable laws and regulations. If the shares of the Corporation have not traded on any exchange or over-the-counter market for an extended period of time, the exercise price of the Options will be the fair market value of the shares as determined by the board of directors or the Committee, as applicable.~~, less any discounts permitted by the policy or policies of such stock exchange or stock exchanges;~~

~~(b)~~	~~If an option is granted within six months of a public distribution of the Corporation's shares by way of prospectus, then the minimum exercise price of such option shall, if the policy of such stock exchange or stock exchanges requires, be the greater of the price determined pursuant to Sections 8(a) and 17(f), as applicable, and the price per share paid by the investing public for shares of the Corporation acquired by the public during such public distribution, determined in accordance with the policy of such stock exchange or stock exchanges.~~

9.	Duration of Option

Each Option and all rights thereunder shall be expressed to expire on the date set out in the Option agreements and shall be subject to earlier termination as provided in paragraphs 11 and 12.

10.	Option Period, Consideration and Payment

(a)

The Option period shall be a period of time fixed by the board of directors, or the Committee, as applicable, not to exceed the maximum period permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction, provided that the Option period shall be reduced with respect to any Option as provided in Sections 11 and 12 covering cessation as a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates or death of the Participant. Notwithstanding the foregoing, the expiry date of the Option (“Fixed Term”) will be adjusted, without being subject to discretion of the board of directors or the Committee, as applicable, to take into account any self-imposed blackout period by the Corporation imposed on the Participant as follows: a) if the Fixed Term of the Option falls within a blackout period imposed on the Participant by the Corporation, then the Fixed Term of the Option is the close of the 10th business day after the end of the such blackout period (the “Blackout Expiration Term’); or b) if the Fixed Term falls within two business days after the end of a blackout period imposed on the Participant by the Corporation, then the Fixed Term will be that date which is the Blackout Expiration Term reduced by the number of business days between the Fixed Term and the end of such blackout period (ie Options whose Fixed Term expires two business days after the end of the blackout period will only have an additional eight business days to exercise).

(b)	Except as set forth in Sections ~~10(c)~~, 11 and 12, no Option may be exercised unless the Participant is at the time of such exercise a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates.

~~(c)~~	~~Notwithstanding any other provision to the contrary, an Option granted to a consultant in connection with specific services provided or to be provided by that consultant shall be exercised only after the date of completion of such service and prior to 30 days following the date of completion of such service~~.

(~~d~~c-)	The exercise of any Option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of shares with respect to which the Option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such shares with respect to which the Option is exercised. No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any shares subject to an Option under this Plan, unless and until the certificates for such shares are issued to such persons under the terms of the Plan.

11.	Ceasing To Be a Director, Officer, Employee or Consultant

If a Participant shall cease to be a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates for any reason (other than death), the Participant may but only within ~~90 days~~the three months next succeeding the Participant's ceasing to be a director, officer, employee or consultant, exercise the Participant's Option to the extent that the Participant was entitled to exercise it at the date of such cessation.

Nothing contained in the Plan nor in any Option granted pursuant to the Plan shall confer upon any Participant any right with respect to continuance as a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates.

12.	Death of Participant

In the event of the death of a Participant, the Option previously granted to him shall be exercisable only within the twelve months next succeeding such death and then only:

(a)	by the person or persons to whom the Participant's rights under the Option shall pass by the Participant’s will or the laws of descent and distribution; and

(b)	if and to the extent that the Participant was entitled to exercise the Option at the date of the Participant’s death.

13.	Rights of ~~Optionee~~Participant

No person entitled to exercise an Option shall have any of the rights or privileges of a shareholder of the Corporation in respect of any shares issuable upon exercise of such Option until certificates representing such shares shall have been issued and delivered.

14.	Proceeds from ~~Sale of Shares~~Exercise of Options

The proceeds from ~~sale of shares issued upon~~ the exercise of Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board or the Committee, as applicable may determine and direct.

15.	Adjustments

If the outstanding shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares of securities of the Corporation through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, an appropriate and proportionate adjustment shall be made in the maximum number or kind of shares as to which ~~options~~ Options may be granted under the Plan. A corresponding adjustment changing the number or kind of shares allocated to unexercised ~~options~~ Options or portions thereof, which shall have been granted prior to any such change, shall likewise be made. Any such adjustment in the outstanding ~~options~~ Options shall be made without change in the aggregate purchase price applicable to the unexercised portion of the ~~option~~ Option but with a corresponding adjustment in the price for each share or other unit of any security covered by the ~~option~~Option.

Upon the liquidation or dissolution of the Corporation or upon a re-organization, merger or consolidation of the Corporation with one or more corporations as a result of which the Corporation is not the surviving corporation, or upon the sale of substantially all of the property or more than eighty (80%) percent of the then outstanding shares of the Corporation to another corporation, the Plan shall terminate, and any ~~options~~ Options theretofore granted hereunder shall terminate unless provision is made in writing in connection with such transaction for the continuance of the Plan and for the assumption of ~~options~~ Options theretofore granted, or the substitution for such ~~options~~ Options of new options covering the shares of a successor employer corporation, or a parent or subsidiary thereof, with appropriate adjustments as to number and kind of shares and prices, in which event the Plan and options theretofore granted shall continue in the manner and upon the terms so provided. If the Plan and unexercised ~~options~~ Options shall terminate pursuant to the foregoing sentence all persons then entitled to exercise an unexercised portion of ~~options~~ Options then outstanding shall have the right at such time immediately prior to consummation of the event which results in the termination of the Plan as the Corporation shall designate, to exercise their ~~options~~ Options to the full extent not theretofore exercised.

Adjustments under this Section shall be made by the board of directors or the Committee, as applicable whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional share shall be issued under the Plan on any such adjustment.

16.	Transferability

All benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferrable or assignable unless specifically provided herein. During the lifetime of a Participant any benefits, rights and Options may only be exercised by the Participant.

17.	Certain Limitations Regarding Incentive Stock Options Granted to U.S. Residents

Any of the Options issuable under the Plan, up to the maximum number of Options that may be issued under section 3 of the Plan, may be issued as Incentive Stock Options (“ISOs”) as defined in Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) may be granted only to an individual who is an employee of the Corporation and shall be subject to the following limitations:

(a) Exercise Price. Determination of the option price per share for any stock option issued hereunder shall rest in the discretion of the board of directors, provided that the exercise price for any ISO shall not be less than the fair market value per share of the Corporation’s shares at the time the option is granted and subject further to subparagraph (~~f~~e) of this Section 17 and Sections 8~~(a) and 8(b)~~. For the purposes of this Plan, the fair market value of Corporation’s shares (“Shares”), as of any date, shall be determined as follows:

(i) If the Shares are listed on any established stock exchange or a national market system, its fair market value shall be the closing sales price, expressed in Canadian dollars, for such Shares (or the closing bid, if no sales were reported), as quoted on such system or exchange, or the system or exchange with the greatest closing sale price (expressed in its equivalent in Canadian dollars)in Shares, for the last market trading day prior to the time of determination;

(ii) If the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, its fair market value shall be the mean between the high bid and low asked prices for the Shares for the last market trading day prior to the time of determination; or

(iii) In the absence of an established market for the Shares, the fair market value thereof shall be determined in good faith by the board of directors.

(b) Subject to the restrictions imposed on ISOs as contained in Section 17, the term of each option shall be established by the board of directors and, if not so established, shall be ten years from the date such ISO is granted. The board of directors, in its discretion, may provide that an option shall be exercisable during such ten-year period or during any lesser period of time.

(c) Nontransferability of ISOs. No right or interest in any ISO granted under this Plan shall be assignable or transferable except upon the death of the option holder (“Optionee”) pursuant to the terms of such Optionee’s will or the laws of descent and distribution.

~~(d)~~ Termination of Employment, Disability and Death.

~~(i) Termination. If the Optionee’s relationship with the Corporation, its subsidiaries or affiliates shall terminate for any reason other than death or disability, the ISO may be exercised by the Optionee at any time prior to the expiration of three (3) months after the date of such termination of employment (unless by its terms the option sooner terminates or expires), but only if and to the extent the Optionee was entitled to exercise the option at the date of such termination.~~

~~(ii) Disability. If the Optionee's relationship with the Corporation, its subsidiaries or affiliates ceases as a result of the Optionee's disability (as herein defined), the ISO shall not terminate for a period of one (1) year after the date of such termination (unless by its terms the option sooner terminates or expires), but only if and to the extent the Optionee was entitled to exercise the option at the date of such cessation. For purposes of this paragraph, an Optionee will be considered to be disabled if the Optionee is unable to engage in any substantial gainful activity by reason of any medically determinable mental or physical impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months.~~

~~(iii) Death. If the Optionee's relationship with the Corporation, its subsidiaries or affiliates, ceases as a result of the death of the Optionee, the option shall be exercisable on or prior to the expiration of one (1) year after the date of such death (unless by its terms the option sooner terminates and expires), but only if and to the extent the Optionee was entitled to exercise the option at the date of such death and only by the Optionee's personal representative if then subject to administration as part of the Optionee's estate, or by the person or persons to whom such Optionee's rights under the option shall have passed by the Optionee's will or by the applicable laws of descent and distribution.~~

(~~e~~d) Limitation on Amount of Grants. To the extent that an Optionee is granted ISOs that in the aggregate (together with all other ISOs granted by the Corporation or its subsidiaries) entitle the Optionee to purchase, in any calendar year during which such options first become exercisable, stock of the Corporation, any subsidiary having a fair market value (determined as of the time of such options are granted) in excess of $100,000, such options in excess of the $100,000 threshold shall not be treated as ISOs, but shall be considered to be nonqualified stock options (“NSOs”). No limitation shall apply to NSOs.

(e~~f~~) Grants to Ten Percent Shareholders. Subject to the terms of this Plan, ISOs may be granted to a person who, at the time the option is granted, owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation and any subsidiary only if: (i) the exercise price is at least 110 percent of the fair market value of the Shares at the time of grant, and (ii) the option is not exercisable more than five (5) years from the date of grant.

(~~g~~f) Shareholder Approval of Plan. Subject to the requirements of Code Section 422 with respect to ISOs, the terms, conditions and limitations of the Plan must be approved by the Corporation’s shareholders within 12 months before or after the adoption of the Plan or any amendment or modification thereto. Any such amendment or modification of the Plan, however, shall not alter, impair or diminish the rights of any option previously granted under the Plan without the written consent of the option holder. Nor shall the board of directors modify or amend any outstanding ISO so as to specify a lower exercise price for the ISO.

(~~h~~g) Notice of Disposition Any option which is issued as an ISO under this Plan, shall, notwithstanding any other provisions of this Plan or the option terms to the contrary, contain all of the terms, conditions, restrictions, rights and limitations required to be an Incentive Stock Option, and any provision to the contrary shall be disregarded. In order to obtain certain tax benefits afforded to incentive stock options under Section 422 of the Code, the Optionee must hold the Shares issued upon the exercise of an ISO for a minimum of two (2) years after the date of grant of the ISO and one (1) year from the date of exercise. The board of directors may require an Optionee to give the Corporation prompt notice of any subsequent disposition of shares acquired on exercise of such ISO prior to the expiration of the above holding periods.

18.	Amendment and Termination of Plan

The board of directors, or the Committee, as applicable, may at any time or from time to time, in its sole and absolute discretion, amend, suspend, terminate or discontinue the Plan and may amend the terms and conditions or Options granted pursuant to the Plan, subject to any required approval of any regulatory authority or stock exchange. Without limiting the generality of the foregoing, but subject to any required regulatory approval of any regulatory authority or stock exchange, the board of directors, or the Committee, as applicable, may at any time alter, amend or vary the Plan without the approval of the shareholders of the Corporation if the alteration, amendment or variance:

(a) is for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(b) is necessary to comply with applicable law or the requirements of any stock exchange on which the common shares of the Corporation are listed;

(c) is an amendment to the Plan respecting administration and eligibility for participation under the Plan;

(d) changes the terms and conditions on which Options may be granted pursuant to the Plan including the provisions relating to option price, vesting provisions and option period;

(e) changes the termination provisions of an Option or the Plan;

(f) is an addition of a cashless exercise feature, payable in cash or securities which provides for a full deduction of the number of underlying securities from the Plan; or

(g) is an amendment to the Plan of a “housekeeping nature”; provided that in the case of any alteration, amendment or variance referred to in paragraph (a) or (b), the alteration, amendment or variance does not:

(i) amend the number of shares issuable under the Plan;

(ii) add any form of financial assistance by the Corporation for the exercise of any Option;

(iii) result in a material or unreasonable dilution in the number of outstanding shares or any material benefits to Participants; or

(iv) change the class of eligible participants to the Plan which would have the potential of broadening or increasing participation by insiders of the Corporation.

Without limiting the generality of the foregoing, but subject to any required regulatory approval of any regulatory authority or stock exchange, the board of directors or the Committee, as applicable, may amend the option exercise price (which exercise price must comply with the provisions of section 8) , the option period (which in no event shall exceed the maximum term permitted by any stock exchange upon which the shares of the Corporation may trade) and the termination provisions of Options granted pursuant to the Plan, without shareholder approval, provided that if the board of directors or the Committee, as applicable, proposes to reduce the option price or extend the option period of Options granted to insiders of the Corporation pursuant to the Plan, such amendments will require shareholder approval.~~may, at any time, suspend or terminate the Plan. The board may also at any time amend or revise the terms of the Plan, PROVIDED that no such amendment or revision shall alter the terms of any Options theretofore granted under the Plan.~~

19.	Necessary Approvals

The ability of the Options to be exercised and the obligation of the Corporation to issue and deliver shares in accordance with the Plan is subject to any approvals which may be required from the shareholders of the Corporation, any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If any shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such shares shall terminate and any Option exercise price paid to the Corporation will be returned to the Participant.

Options issued to residents of the United States may only be issued and subsequently exercised in conformity with the registration provisions of the Securities Act of 1933, as amended the rules and regulations thereto and the applicable state securities laws.

20.	Prior Plans

The Plan shall entirely replace and supersede prior share options plans, if any, enacted by the Board of Directors of the Corporation or its predecessor corporations.

21.	Stock Exchange Rules

~~The rules of any stock exchange upon which the Corporation's Shares are listed shall be applicable relative to options granted to Participants.~~All Options granted pursuant to this Plan shall be subject to the rules and policies of any stock exchange or exchanges on which the shares of the Corporation are then listed and any other regulatory body having jurisdiction.

22.	Applicable Law

This Plan shall be governed by, administered and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

23.	Effective Date of Plan

The Plan has been adopted by the board of directors or the Committee , as applicable, subject to the approval of any stock exchange on which the shares of the Corporation are ~~to be~~ listed or other regulatory body having jurisdiction and, if so approved, the Plan shall become effective upon such approvals being obtained.

IN WITNESS WHEREOF the Corporation has caused its corporate seal to be affixed hereto in the presence of its officer duly authorized in that behalf as of the ~~30th~~ 22nd day of May, 2007~~6~~.

MINERA ANDES INC.

Per:		(c/s)
Bonnie L. Kuhn, Secretary